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As filed with the U.S. Securities and Exchange Commission on April 15, 2005

Registration No. 333-120618

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

TURKCELL ILETISIM HIZMETLERI A.S.
(Exact name of issuer of deposited securities as specified in its charter)

Turkcell
(Translation of issuer's name into English)

Turkey
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004
Telephone (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
Phone: (212) 894-8940
(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP
570 Lexington Avenue, 44th Floor
New York, New York 10022
(212) 319-7600

It is proposed that this filing become effective under Rule 466

☒	immediately upon filing
☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit(1)	Proposed maximum aggregate offering price(2)	Amount of registration fee

American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing two and one-half shares of Turkcell Iletisim Hizmetleri A.S.	N/A	N/A	N/A	N/A

(1)
Each unit represents one American Depositary Share.

(2)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

Pursuant to Rule 429, the Prospectus contained herein also relates to American Depositary Shares registered under Form F-6 Registration Statement No. 333-12172.

PART I
INFORMATION REQUIRED IN PROSPECTUS

        The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit A to the Amendment No. 2 to Deposit Agreement included as Exhibit (a)(3) to this Post-Effective Amendment No. 1 to Registration Statement on Form F-6, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus
(1)	Name and address of Depositary		Introductory paragraph
(2)	Title of American Depositary Receipts and identity of deposited Face of American Depositary Receipt, top center securities
Terms of Deposit:
	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (12)
	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)
	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)
	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)
	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)
	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)
	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Paragraph (3)
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)
	(x)	Limitation upon the liability of the Depositary	Paragraph (14)
(3)	Fees and Charges Paragraphs (7)

Item 2. AVAILABLE INFORMATION

Item Number and Caption		Location in Form of American Depositary Receipt Filed Herewith as Prospectus
(b)	Statement that Turkcell Iletisim Hizmetleri A.S is subject periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Commission, an that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.	to the Paragraph (8)

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)	Form of Deposit Agreement. Form of Deposit Agreement among Turkcell Iletisim Hizmetleri A.S., JPMorgan Chase Bank, N.A. (fka Morgan Guaranty Trust Company of New York), as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"). Previously filed as Exhibit (a) (1) to Registration Statement No. 333-12172 which is incorporated herein by reference.
(a)(2)	Form of Amendment No. 1 to Deposit Agreement. Form of Amendment to Deposit Agreement. Previously filed as Exhibit (a) (2) to. Registration Statement No. 333-12172 which is incorporated herein by reference.
(a)(3)	Form of Amendment No. 2 to Deposit Agreement. Form of Amendment No. 2 to Deposit Agreement is filed herewith as Exhibit (a)(3).
(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.
(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.
(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Previously filed as Exhibit (d) to Registration Statement No. 333-120618.
(e)	Certification under Rule 466. Filed herewith as Exhibit (e).
(f)	Power of Attorney. Included as part of the signature pages hereto.

Item 4. UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.
(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

        Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on April 15, 2005.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares
By:	JPMORGAN CHASE BANK, N.A., as Depositary
By:	/s/ JOSEPH M. LEINHAUSER
Name: Joseph M. Leinhauser
Title: Vice President

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, Turkcell Iletisim Hizmetleri A.S. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, on April 15, 2005.

Turkcell Iletisim Hizmetleri A.S.
By:	/s/ MUZAFFER AKPINAR
Name: Muzaffer Akpinar
Title: Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment on Form F-6 has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ MEHMET EMIN KARAMEHMET* Mehmet Emin Karamehmet	Chairman of the Board of Directors	April 15, 2005
Muzaffer Akpinar	Chief Executive Officer	April 15, 2005
/s/ EKREM TOKAY* Ekrem Tokay	Chief Financial Officer	April 15, 2005
Erdal Asim Durukam	Member of the Board of Directors	April 15, 2005
/s/ OSMAN BERKMEN* Osman Berkmen	Member of the Board of Directors	April 15, 2005
/s/ ESKO JUHANI RYKONEN* Esko Juhani Rykonen	Member of the Board of Directors	April 15, 2005
/s/ MURAT VARGI* Murat Vargi	Member of the Board of Directors	April 15, 2005
Kim Juhani Ignatius	Member of the Board of Directors	April 15, 2005

Gary Steven Browning	Member of the Board of Directors	April 15, 2005
/s/ DONALD J. PUGLISI* Puglisi & Associates By: Donald J. Puglisi	Authorized Representative in the United States	April 15, 2005
*By:	/s/ MUZAFFER AKPINAR Name: Muzaffer Akpinar Title: Power-of-Attorney

INDEX TO EXHIBITS

Exhibit Number		Sequentially Numbered Page
(a)(3)	Form of Amendment No. 2 to Deposit Agreement
(e)	Rule 466 Certification

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PART I INFORMATION REQUIRED IN PROSPECTUS
CROSS REFERENCE SHEET
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURE
INDEX TO EXHIBITS